Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-201398

Stifel Financial Corp.

$300,000,000

3.50% Senior Notes due 2020

Term Sheet

November 23, 2015

Issuer:	Stifel Financial Corp. (NYSE: SF)

Title of Security:	3.50% Senior Notes due 2020

Type of Offering:	SEC Registered

Principal Amount:	$300,000,000

Trade Date:	November 23, 2015

Settlement Date (T+5):	December 1, 2015

Maturity Date:	December 1, 2020

Optional Redemption:	Make-whole call at any time at a discount rate of Treasury + 30 bps

Expected Ratings:	BBB- by Standard & Poor’s Ratings Group BBB by Fitch Ratings, Inc.

Coupon:	3.50% semi-annually

Interest Payment Dates:	Each December 1 and June 1

Record Dates:	Each November 15 and May 15

First Interest Payment Date:	June 1, 2016

Denominations:	$2,000 and any integral multiple of $1,000 above that amount

Public Offering Price:	99.614% of principal amount

Yield to Maturity:	3.585%

Spread to Benchmark Treasury:	Treasury + 190 bps

Benchmark Treasury:	1.375% due October 31, 2020

Benchmark Treasury Yield:	1.685%

CUSIP / ISIN:	860630 AE2 / US860630AE25

Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

Co-Manager:	U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect delivery of the notes will be made to investors on or about the fifth New York business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of the prospectus supplement or the next business day should consult their advisors.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods, Inc. at (800) 966-1559.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Stifel Financial Corp. on November 23, 2015 relating to its Prospectus dated January 8, 2015.

U.S. Bancorp Investments, Inc. and certain of its affiliates that have a lending relationship with us routinely hedge their credit exposure consistent with their customary risk management policies.

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